January 10, 2005
Via EDGAR
Mr. Craig Slivka
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	The Valspar Corporation (the “Company”)
Form S-4, as amended
Filed September 30, 2005 and amended November 16, 2005
File No. 333-128753
Dear Mr. Slivka:
This letter responds on behalf of the Company to the comment letter from Ms. Pamela A. Long to Mr. Rolf Engh dated January 9, 2006 with respect to the filing listed above. Included below are the staff’s comments and the corresponding responses of the Company.
Form 10-K for the fiscal year ended October 29, 2004
MD&A, Operations
1.	We reviewed your proposed disclosure related to prior comment 5 in our letter dated December 8, 2005. Please revise your proposed disclosure to include a more specific and comprehensive explanation of the results of your “other” segment, including the impact of furniture protection plans and other product lines.
In response to your comment, we are adding a paragraph to Operations 2005 vs. 2004 and a paragraph to Operations 2004 vs. 2003 in our 2005 Annual Report to describe how EBIT of the Company as a whole was affected by changes in the All Other category during the relevant year. The changes in both years were driven primarily by improvements in the furniture protection plan product line, and to some extent in 2005 by improvements in the resin/colorant and gelcoat product lines. Please see below.
2005 vs. 2004:
“EBIT of the Company was flat compared to the prior year at $270,242,000. EBIT as a percent of net sales decreased to 10.0% in 2005 compared to 11.1% in 2004. The decline in EBIT as a percent of net sales is due to declines in the Paints and Coatings segments, offset primarily by improvements in our furniture protection

Mr. Craig Slivka
January 10, 2006

plan product line and, to a limited extent, by double digit growth in our resin/colorant and gelcoat product lines. Our furniture protection plan, resin/colorant and gelcoat product lines comprise all of the product lines included in All Other.”
2004 vs. 2003:
“EBIT of the Company increased 18.8% from the prior year to $269,936,000. EBIT as a percent of net sales increased to 11.1% in 2004 compared to 10.1% in 2003. The increase in EBIT as a percent of net sales was due almost exclusively to lower claims expense for our furniture protection plans, plus minor increases in our resin/colorant and gelcoat product lines (all included within All Other), partially offset by decreases in the Paints and Coatings segments. The improved claims experience in the furniture protection plan business resulted from strategic initiatives and operational changes implemented in 2004, generating a claims liability reduction of $6,898,000 in 2004 compared to a charge of $24,500,000 in 2003.”
2.	We reviewed your responses to prior comments 6 and 7 in our letter dated December 8, 2005. Please help us understand the specific facts and circumstances that occurred in FY 2005 and resulted in the additional material change in estimate related to warranty claims on furniture protection plans. Please provide us additional information related to the sales commissions that you incur when you sell furniture protection plans including: who you pay and why classification in selling and administrative expense is appropriate. In addition, please revise your proposed disclosure under critical accounting policies to include a more specific and comprehensive explanation of the significant assumptions you used to estimate your liability for claims under furniture protection plans during each period, similar to the information that you provided in your supplemental response. Please be advised that based on the impact that your estimates related to furniture protection plans have had on trends in net income, it appears to us that these additional disclosures should be provided before the registration statement is declared effective.
The Company engaged an actuary to conduct two actuarial studies in 2005 with respect to the furniture protection plans. These studies resulted in adjustments to the reserve totaling $8.0 million in 2005. The first actuarial study analyzed claim frequency and severity, using the same model as the 2004 study. This actuarial report demonstrated that claim frequency and claim severity continued to decline in 2005. Accordingly, we determined that it was appropriate to adjust the claim reserve to the amount indicated in the actuarial report, and $3.7 million of the claim reserve was reversed based on this report. Also, in connection with its ongoing review of this business, the Company began to develop data on open purchase orders in 2005. A purchase order is the document generated in the computer system when a claim is made under a furniture protection plan. In addition to the claim frequency and severity study described above, a second actuarial report was prepared in 2005 on open purchase orders for the furniture protection plans. This actuarial report analyzed the length of time a purchase order remains open prior to payment or other disposition and concluded that there were a significant number of open purchase orders for which it is probable a claim will not be paid. Based on

Mr. Craig Slivka
January 10, 2006

this second actuarial analysis, the Company determined that it was appropriate to adjust the reserve in 2005 by an additional $4.3 million.
The Company will have one or more actuarial studies or other reviews completed in 2006. The Company cannot at this time predict the outcome of these studies or the performance of the business in 2006, but if claim frequency and claim severity follow the trends seen in 2004 and 2005, and if the business performs in 2006 as it did in 2004 and 2005, the Company would consider whether an adjustment to the claim reserve would be appropriate in 2006. If the results and trends seen in 2004 and 2005 continue into 2006, the reserve would be substantially depleted in 2006. The Company would then expect the ongoing impact of the furniture protection plans on our results of operations to be small.
With respect to sales commissions, we pay commissions to independent sales representatives who sell the furniture protection plans to furniture retailers. We believe that these commissions are properly classified as selling and administrative expense, as they relate directly to sales of the furniture protection plans to furniture retailers.
In our response letter filed by EDGAR on December 29, 2005, in our response to comment number 7 in the staff’s comment letter dated December 8, 2005, we submitted proposed language for MD&A under the caption “Critical Accounting Policies and Estimates — Revenue Recognition”. In the Company’s Form 10-K for the year ended October 28, 2005, to be filed on January 11, 2005, we propose to change the second paragraph of that disclosure to read as follows:
“In 2003, the Company recorded a pre-tax charge of $24,500,000 for its furniture protection plans, based on the results of an actuarial study and the Company’s claims experience in that year. During 2004, following a comprehensive review of this business, the Company implemented a number of strategic initiatives and operational changes, including changes in the terms of the plans and changes in the Company’s claims administration policies. In late fiscal 2004, based on the results of an actuarial study and further reviews of claims data, the Company determined that it was appropriate to reverse $6,898,000 of the charge in 2004. The Company conducted further actuarial studies and reviews in 2005 and determined that it was appropriate to reverse an additional $8,000,000 of the charge in 2005 ($5,200,000 in gross profit margin and $2,800,000 in operating expenses). The most important factors considered by the Company in reviewing this business and estimating future claims expense are the number of claims submitted (frequency) and the dollar amount per claim (severity). The Company also analyzes the amount of time for an open claim to be considered inactive and unlikely to require any payment. If the strategies implemented in 2004 continue to be effective in managing claim frequency and claim severity, and the business continues to perform as it did in 2004 and 2005, the Company will consider whether it would be appropriate to adjust the reserve further in 2006.”
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Mr. Craig Slivka
January 10, 2006

Please contact me at the telephone number listed above if you have any questions about our responses.
Sincerely,
Tim Beastrom

cc:	Rolf Engh, Esq.
Paul C. Reyelts
Martin R. Rosenbaum, Esq.